                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                  (RULE 13d-1)

                   Under the Securities Exchange Act of 1934



                         GOLF-TECHNOLOGY HOLDING, INC.
         -----------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
         -----------------------------------------------------------------
                        (Title of Class of Securities)


                                   381680107
         -----------------------------------------------------------------
                                (CUSIP Number)


                           CLARK PARTNERS III, L.P.
                          30 Wall Street, Ninth Floor
                           New York, New York  10005
                                (212) 269-1833
         -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               JANUARY 28, 1997
         -----------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


                              Page 1 of 12 Pages

                                 SCHEDULE 13D

CUSIP NO. 381680107                                           Page 2 of 12 Pages
          ---------

1.  NAME OF REPORTING PERSON S.S. OR IRS
    IDENTIFICATION NO. OF ABOVE PERSON

    CLARK PARTNERS III, L.P.
    ---------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)    [X]
                                                       (B)    [_]

    ---------------------------------------------------------------------------

3.  SEC USE ONLY
    ---------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    WC
    ---------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

    ---------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

    ---------------------------------------------------------------------------

NUMBER OF             7.  SOLE VOTING POWER            1,429,167
                                           ------------------------------------
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER             21,168
                                             ----------------------------------
OWNED BY
EACH                  9.  SOLE DISPOSITIVE POWER       1,429,167
                                                -------------------------------
REPORTING
PERSON WITH          10.  SHARED DISPOSITIVE POWER        21,168
                                                  -----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,429,167
     --------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*          [X]
     See Item 5
     --------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.09%
     --------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     PN
     --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 381680107                                           Page 3 of 12 Pages
          ---------

1.  NAME OF REPORTING PERSON S.S. OR IRS
    IDENTIFICATION NO. OF ABOVE PERSON

    NINTH FLOOR CORP.
    ---------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)    [X]
                                                       (B)    [_]

    ---------------------------------------------------------------------------

3.  SEC USE ONLY
    ---------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    AF
    ---------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

    ---------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

    ---------------------------------------------------------------------------

NUMBER OF             7.  SOLE VOTING POWER                   -0-
                                           ------------------------------------
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER             1,450,335
                                             ----------------------------------
OWNED BY
EACH                  9.  SOLE DISPOSITIVE POWER              -0-
                                                -------------------------------
REPORTING
PERSON WITH          10.  SHARED DISPOSITIVE POWER        1,450,335
                                                  -----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
     --------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*          [X]
     See Item 5
     --------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
     --------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     CO
     --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 381680107                                           Page 4 of 12 Pages
          ---------

1.  NAME OF REPORTING PERSON S.S. OR IRS
    IDENTIFICATION NO. OF ABOVE PERSON

    KEVIN S. MOORE
    ---------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)    [X]
                                                       (B)    [_]

    ---------------------------------------------------------------------------

3.  SEC USE ONLY
    ---------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    AF
    ---------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

    ---------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States Citizen
    ---------------------------------------------------------------------------

NUMBER OF             7.  SOLE VOTING POWER                  12,834
                                           ------------------------------------
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER             1,437,501
                                             ----------------------------------
OWNED BY
EACH                  9.  SOLE DISPOSITIVE POWER             12,834
                                                -------------------------------
REPORTING
PERSON WITH          10.  SHARED DISPOSITIVE POWER        1,437,501
                                                  -----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,834
     --------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*          [X]
     See Item 5
     --------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.32%
     --------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     IN
     --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 381680107                                           Page 5 of 12 Pages
          ---------

1.  NAME OF REPORTING PERSON S.S. OR IRS
    IDENTIFICATION NO. OF ABOVE PERSON

    RICHARD CLARKSON
    ---------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)    [X]
                                                       (B)    [_]

    ---------------------------------------------------------------------------

3.  SEC USE ONLY
    ---------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    AF
    ---------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

    ---------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States Citizen
    ---------------------------------------------------------------------------

NUMBER OF             7.  SOLE VOTING POWER                   8,334
                                           ------------------------------------
SHARES
BENEFICIALLY          8.  SHARED VOTING POWER             1,437,501
                                             ----------------------------------
OWNED BY
EACH                  9.  SOLE DISPOSITIVE POWER              8,334
                                                -------------------------------
REPORTING
PERSON WITH          10.  SHARED DISPOSITIVE POWER        1,437,501
                                                  -----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,334
     --------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*          [X]
     See Item 5
     --------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .21%
     --------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     IN
     --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the acquisition by Clark Partners III, L.P., a New York limited partnership ("Clark"), of 2,625 shares of Golf-Technology Holding, Inc., an Idaho corporation (the "Issuer"), Series C convertible preferred stock (the "Preferred Stock), convertible into common stock of the Issuer, par value $.001 per share (the "Common Stock"), initially at $2.25 per share, and warrants to purchase 262,500 shares of Common Stock with a strike price of $3.00 per share, which expire December 31, 2002 (the "Warrants"; the Warrants, together with the Preferred Stock are collectively referred to as the "Securities"). The principal executive offices of the Issuer are located at 13000 Sawgrass Village Circle, Ponte Vedra Beach, Florida 32082.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Clark, Ninth Floor Corp. ("Ninth Floor"), a New York corporation and the sole general partner of Clark, Mr. Kevin S. Moore, the Vice President and a Director of Ninth Floor, and Mr. Richard Clarkson, the Treasurer of Ninth Floor. Clark, Ninth Floor, Mr. Moore and Mr. Clarkson are sometimes herein referred to collectively as the "Reporting Persons."

     The principal executive offices of Clark and Ninth Floor are located at 30 Wall Street, Ninth Floor, New York, New York 10005.

     The directors and executive officers of Ninth Floor, are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person.

     (i)    name;
     (ii)   business address;
     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (iv)   citizenship.

     During the last five years, neither Clark, Ninth Floor nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

                                                              Page 7 of 12 Pages



securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds to pay the $1,750,000 purchase price for the Securities were obtained from the working capital of Clark.


ITEM 4.  PURPOSE OF TRANSACTION.

     The Preferred Stock and the Warrants were acquired for investment purposes. Subject to the limitations set forth in the Securities and Exchange Act of 1933, as amended, and the rules promulgated thereunder, Clark may at any time determine to dispose of some or all of its holdings of the Preferred Stock, Warrants, Common Stock into which the Preferred Stock may be converted or Common Stock issuable upon the exercise of the Warrants. Any decision by Clark to dispose of some or all of its holdings of Preferred Stock, Warrants, Common Stock into which the Preferred Stock may be converted or Common Stock issuable upon the exercise of the Warrants will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of Clark and general economic and market conditions.

     As an inducement to Clark to purchase the Securities, the Issuer agreed, among other things, to (i) not issue any debt or equity securities for cash in public or private capital raising transaction, with certain exceptions, for a period of six (6) months after January 28, 1997, without prior written consent of Clark, (ii) grant Clark a right of first refusal to purchase any new debt or equity securities of any type that the Issuer may propose to sell and issue,
(iii) as long as Clark owns a majority of the 2,625 shares of Preferred Stock:
(a) Clark shall have the discretion to name the President of the Issuer, subject to the approval of such action by the Board of Directors of the Issuer; (b) the Issuer agreed to provide Clark with a monthly statement which shall outline actual financial performance versus budgeted financial performance for the prior month and on a year to date basis; (c) the Issuer agreed not to incur additional indebtedness in excess of $250,000, without prior written consent of Clark; (d) the Issuer agreed not to issue additional shares of convertible preferred stock or convertible debentures without the prior written consent of Clark; (e) Clark shall have a qualified right to designate one member to the Board of Directors of the Issuer; and (f) the Issuer agreed not to pay any cash dividends on its Common Stock.

                                                              Page 8 of 12 Pages


     Prior to the acquisition of the Securities, Mr. Moore, the Vice President of Ninth Floor, held a position on the Board of Directors of the Issuer. Notwithstanding Mr. Moore's status, Clark has no current intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management, although it reserves the right to change such intentions in the future.

     Except as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any executive officer or director of Clark has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Clark is the registered and direct beneficial owner of the Securities, which are convertible into 1,429,167 shares of Common Stock of the Issuer (the "Clark Shares"), representing as of January 28, 1997 approximately 26.09% of the outstanding shares of Common Stock of the Issuer. Clark may also be deemed to be the indirect beneficial owner of the Moore Shares (as defined below) and the Clarkson Shares (as defined below), however, Clark disclaims such beneficial ownership pursuant to Rule 13d-4.

     Ninth Floor may be deemed to be an indirect beneficial owner of the Clark Shares, the Moore Shares and the Clarkson Shares, however, Ninth Floor disclaims such beneficial ownership pursuant to Rule 13d-4. In addition Messrs. Moore and Clarkson are each

                                                              Page 9 of 12 Pages

individually the registered owner and direct beneficial owner of 8,334 shares of Common Stock and Mr. Moore is also the direct beneficial ownwer of warrants to purchase 4,500 shares of Common Stock with a strike price of $1.43 per share, which expire December 1, 1999. Accordingly, Mr. Moore is deemed to be the direct beneficial owner of 12,834 shares of Common Stock (the "Moore Shares") and Mr. Clarkson is deemed to be the direct beneficial owner of 8,834 shares of Common Stock (the "Clarkson Shares"). To the best knowledge of the Reporting Persons, no other director or executive officer of Clark beneficially owns any shares of the Common Stock or securities convertible into the Common Stock.

     The individuals listed on Schedule I may be considered to be indirect beneficial owners of the Clark Shares by virtue of their status as officers and directors of Ninth Floor, the sole general partner of Clark. Each individual listed in schedule I disclaims such beneficial ownership pursuant to Rule 13d-4.

     (b) Clark holds sole voting and dispositive power with respect to the Clark Shares by virtue of its direct ownership of such shares. Clark may be considered to have shared voting and dispositive power with respect to the Moore Shares and the Clarkson Shares by virtue of its relationship with Messrs. Clark and Clarkson.

     Ninth Floor may be considered to have shared voting and dispositive power with respect to the Clark Shares, the Moore Shares and the Clarkson Shares by virtue of its status as the sole general partner of Clark and its relationship with Messrs. Clark and Clarkson.

     Mr. Moore holds sole voting and dispositive power with respect to the Moore Shares by virtue of his direct ownership of such shares. Mr. Clarkson holds sole voting and dispositive power with respect to the Clarkson Shares by virtue of his direct ownership of such shares.

     The individuals listed on Schedule I, including Messrs. Moore and Clarkson, may be considered to have shared voting and dispositive power with respect to such shares by virtue of their status as officers and directors of Ninth Floor, the sole general partner of Clark.

(c)   Not applicable

(d)   Not applicable

(e)   Not applicable

                                                             Page 10 of 12 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                                             Page 11 of 12 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 1997                        CLARK PARTNERS III, L.P.

                                             By: NINTH FLOOR CORP.,
                                                 its General Partner


                                             By: /S/ KEVIN S. MOORE
                                                ---------------------------
                                                Name:  Kevin S. Moore
                                                Title: Vice President


                                             NINTH FLOOR CORP.

                                             By: /S/ KEVIN S. MOORE
                                                ---------------------------
                                                Name:  Kevin S. Moore
                                                Title: Vice President



                                              /S/ KEVIN S. MOORE
                                             ------------------------------
                                             Kevin S. Moore



                                              /S/ RICHARD CLARKSON
                                             -------------------------------
                                             Richard Clarkson

                                   SCHEDULE I
                                   ----------

     The name and present principal occupation of each of the executive officers and directors of Ninth Floor are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 30 Wall Street, Ninth Floor, New York, New York 10005.


                                                    Principal
                                Position with       Occupation
      Name                       Ninth Floor        and Address
      ----                       -----------        -----------

Edward W. Stack            President and          President of The
                           Director               Clark Estates, Inc.

Kevin S. Moore             Vice President and     Vice President of The
                           Director               Clark Estates, Inc.

William Burdick            Secretary              Secretary of The
                                                  Clark Estates, Inc.

Richard Clarkson           Treasurer              Portfolio Manager of The
                                                  Clark Estates,
                                                  Inc.

Jane Forbes Clark          Director               Chairman of the Board
                                                  of The Clark Estates,
                                                  Inc.